UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gorman, Stephen C
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
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----------------------------------------------------
Common Stock
3,938.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
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----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
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----------------------------------------------------
Non-Qualified Stock Option     $13.6250
04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $15.5150        02/26/03       A
28,000.00                         02/26/04 (1) 02/26/13
(right to buy)
Non-Qualified Stock Option     $15.5500
07/02/02     07/02/11
(right to buy)
Non-Qualified Stock Option     $16.2250
03/18/03     03/18/12
(right to buy)
Non-Qualified Stock Option     $16.5938
08/25/01     08/25/10
(right to buy)
Non-Qualified Stock Option     $30.6250
09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.5625
11/07/98     11/07/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
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----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Non-Qualified Stock Option               Common Stock
13,000.00                 13,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option     02/26/03  Common Stock
28,000.00     $15.5150    28,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
30,000.00                 30,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
40,000.00                 40,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
10,000.00                 10,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,750.00
3,750.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,200.00
3,200.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person to purchase 28,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option Plan. The o ption becomes exercisable in 25 percent increments of 7,000 shares each on February 26, 2004, February 26, 2005, February 26, 2006 a nd February 26, 2007. The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Stephen C. Gorman
DATE 02/28/03